UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------

                                 SCHEDULE 13G


                               (Amendment No. 1)


                   Under the Securities Exchange Act of 1934


                              INFOCROSSING, INC.
                      ----------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                      ----------------------------------


                        (Title of Class of Securities)


                                  45664X109
                                 -----------
                                (CUSIP Number)





                              December 31, 2005
                      ----------------------------------
           (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]     Rule 13d-1(b)

[x]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45664X109

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        DCM Partners LLC

        I.R.S. Identification Nos. of above persons (entities only):  13-4068276
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization    Delaware, United States
--------------------------------------------------------------------------------
Number of       5.      Sole Voting Power               None
Shares          ----------------------------------------------------------------
Beneficially    6.      Shared Voting Power             1,172,324
Owned by Each   ----------------------------------------------------------------
Reporting       7.      Sole Dispositive Power          None
Person With     ----------------------------------------------------------------
                8.      Shared Dispositive Power        1,172,324
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person   1,172,324
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [   ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        5.8% based on 20,200,466 shares of common stock outstanding as of November 8, 2005
--------------------------------------------------------------------------------
12.     Type of Reporting Person        OO (Limited Liability Company)
--------------------------------------------------------------------------------

CUSIP No. 45664x109
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        DCM Partners LP

        I.R.S. Identification Nos. of above persons (entities only):  13-4068272
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization    Delaware, United States
--------------------------------------------------------------------------------
Number of       5.      Sole Voting Power               None
Shares          ----------------------------------------------------------------
Beneficially    6.      Shared Voting Power             1,172,324
Owned by Each   ----------------------------------------------------------------
Reporting       7.      Sole Dispositive Power          None
Person With     ----------------------------------------------------------------
                8.      Shared Dispositive Power        1,172,324
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person   1,172,324
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [   ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        5.8% based on 20,200,466 shares of common stock outstanding as of November 8, 2005
--------------------------------------------------------------------------------
12.     Type of Reporting Person       PN

Item 1(a).  Name of Issuer:

            Infocrossing, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2 Christie Heights Street
            Leonia, NJ 07605

Item 2(a).  Name of Person Filing

            DCM Partners LLC
            DCM Partners L.P.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of DCM Partners LLC and DCM Partners L.P. is 909 Third Avenue, 30th Floor, New York, NY 10022.

Item 2(c).  Citizenship

            DCM Partners LLC is a Limited Liability Company formed under laws of State of Delaware.

            DCM Partners L.P. is a Limited Partnership formed under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:

            45664X109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

            (a) [  ] Broker or dealer registered under Section 15 of the
                     Exchange Act.

+           (b) [  ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [  ] Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act.

            (d) [  ] Investment company registered under Section 8 of the
                     Investment Company Act.

            (e) [  ] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E);

            (f) [  ] An employee benefit plan or endowment fund in accordance with Rule  13d-1(b)(1)(ii)(F);

            (g) [  ] A parent holding company or control person in accordance with Rule  13d-1(b)(1)(ii)(G);

            (h) [  ] A savings association as defined in Section 3(b) of the
                     Federal Deposit  Insurance Act;

            (i) [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            DCM Partners LLC

            DCM Partners L.P.

            Landmark Select Master Fund, Ltd.

            a. Amount beneficially owned: DCM Partners L.P. beneficially owns 811,791 shares of common stock; and Landmark Select Master Fund, Ltd. beneficially owns 360,533 shares of common stock (through an account managed by DCM Partners LLC) for an aggregate total of 1,172,324 shares of common stock.

            b. Percent of Class: 5.8% based upon information provided by Infocrossing, Inc. in its most recently filed quarterly report on Form 10-Q which stated that there were approximately 20,200,466 shares of common stock outstanding as of November 8, 2005.

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company:

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2006                  DCM PARTNERS LLC

                                          By:   /s/  Erik Diamond
                                                --------------------------------
                                                Erik Diamond, Managing Member


Date: February 14, 2006                   DCM PARTNERS L.P.
                                                By:  DCM Partners LLC, its
                                                     general partner

                                          By:   /s/  Erik Diamond
                                                --------------------------------
                                                Erik Diamond, Managing Member